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                                                                    EXHIBIT 99.2

Deloitte & Touche LLP
BCE Place
181 Bay Street, Suite 1400
Toronto, ON M5J 2V1
Canada

Tel: (416) 601 6150
Fax: (416) 601 6151
www.deloitte.ca

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INDEPENDENT AUDITORS' CONSENT

We consent to the use of our report dated February 13, 2002, appearing in this Annual Report on Form 40-F of Brascan Corporation for the year ended December 31, 2001.


/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP


Toronto, Ontario
March 25, 2002


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